

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   September 28, 2015

Via E-mail
Ruth Beyer
Senior Vice President, General Counsel and Secretary
Precision Castparts Corp.
4650 SW Macadam Avenue, Suite 400
Portland, OR 97239

> **Re: Precision Castparts Corp.**
> **Form PREM14A**
> **Filed September 4, 2015**
> **File No. 1-10348**

Dear Ms. Beyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page 1
Opinion of Credit Suisse, Financial Advisor to the Company, Page 3

1.   Please disclose here and on page 38 the amount that Credit Suisse will be paid in connection with the merger, all of which is contingent upon completion of this merger.

Interests of the Company's Directors and Executive Officers in the Merger, page 4

2.   Please quantify the aggregate value of the benefits that Precision Castparts directors and executive officers will receive as a result of their interests in the merger.

<u>Opinion of Credit Suisse, Financial Advisor to the Company, Page 34</u>

3.   Please include the fees paid to Credit Suisse for each of the services listed in second paragraph on page 38. <u>See</u> Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
        George Schoen, Esq.
        Cravath, Swaine & Moore LLP